Exhibit 21

Subsidiaries of InnoVision Labs, Inc.

The following table sets forth the name and jurisdiction of incorporation of our subsidiaries as of December 31, 2015.

Name of Subsidiary	Jurisdiction of Incorporation

Ucansi Inc.	Delaware

EYEKON E.R.D. LTD	Israel